UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Appointment of a New Member of Nominating and Corporate Governance Committee

Mr. Haifeng Yan, an independent director of Tuniu Corporation (the “Company”), has been appointed as a new member of the nominating and corporate governance committee of the Company’s board of directors (the “Board”), effective August 14, 2025, to fill the vacancy arising from the resignation of Mr. Frank Lin as previously announced. Upon the appointment of Mr. Yan, the nominating and corporate governance committee of the Board consists of three members: Mr. Jack Xu, Mr. Haijin Cheng and Mr. Haifeng Yan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: August 15, 2025